SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August, 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate	by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate	by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) announces its preliminary, unaudited financial information for the six-month periods ended June 30, 2006, including its six generation subsidiaries as attached hereto.

Attached, KEPCO’s unaudited, preliminary statements of income including its six generation subsidiaries for the six-month periods ended June 30, 2005 and 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kwang-Choong
Name:	Kim, Kwang-Choong
Title:	Treasurer

Date: August 8, 2006

Disclaimer:

The financial information of Korea Electric Power Corporation (“KEPCO”) and its six-generation subsidiaries (“GENCOs”) as presented below are not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of GENCOs, after adjusting for major inter-company transactions. It must be noted that this information has been prepared by KEPCO for or its internal purpose and for the convenience of KEPCO’s investors based upon the information that is available to the management at the time of preparation. This financial information has not been audited or reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other accountants and has not been prepared in accordance with the generally accepted accounting principles of any country. Accordingly, this financial information may not necessarily be indicative of the results of operations of KEPCO and GENCOs and should not be relied upon, or form a basis of entering into any contract, for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO and GENCOs.

Korea Electric Power Corporation

Preliminary STATEMENTS OF INCOME including six GENCOs (Unaudited)

For the six-month periods ended June 30, 2005 and 2006

(Unit : in billions of Korean Won)	1H 2006	1H 2005	Change
Operating revenues:	12,930	11,919	8.5%

Sale of electricity	12,728	11,670	9.1%
Other electric business	87	192	-54.8%
Other business	116	57	102.8%

Operating expenses:	11,455	9,711	18.0%

Fuel	4,803	3,833	25.3%
Purchased power	1,004	629	59.7%
Maintenance	944	705	33.9%
Depreciation	2,461	2,456	0.2%
Commissions	298	287	4.0%
Other	1,929	1,742	10.7%
Other business	16	59	-73.6%

Operating income	1,476	2,208	-33.2%

Other income:	619	789	-21.5%

Gain on foreign currency transactions and translation	262	232	12.9%
Investment income from affiliates	88	175	-49.8%
Other	269	382	-29.5%

Other expenses:	682	607	12.4%

Interest expenses	348	310	12.5%
Loss on foreign currency transactions and translation	16	18	-10.0%
Investment loss from affiliates	56	1	6,155.6%
Other	261	278	-6.2%

Earnings before taxes	1,413	2,390	-40.9%

Provision for income taxes	521	820	-36.4%

Net income	892	1,570	-43.2%